SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                                              Commission File Number - 001-05558

                           NOTIFICATION OF LATE FILING

(Check One): |X| Form 10-K   |_| Form 11-K   |_| Form 20-F   |_| Form 10-Q
|_| Form N-SAR

      For Period Ended: December 31, 2002

|_| Transition Report on Form 10-K           |_| Transition Report on Form 10-Q
|_| Transition Report on Form 20-F           |_| Transition Report on Form N-SAR
|_| Transition Report on Form 11-K

      For the Transition Period Ended:
                                       -----------------------------------------
Read attached instruction sheet before preparing form.  Please print or type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                                       -------------------------
--------------------------------------------------------------------------------

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant    Katy Industries, Inc.
                       ---------------------------------------------------------
Former name if applicable

--------------------------------------------------------------------------------
Address of principal executive office (Street and number)

765 Straits Turnpike, Suite 2000
--------------------------------------------------------------------------------

City, state and zip code Middlebury, Connecticut 06762
                         -------------------------------------------------------

                                     PART II
                             RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

            (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

|X|         (b)   The subject annual report, semi-annual report, transition
                  report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

            (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

      State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

      The Company is in the process of having reaudits performed of our 2001 and 2000 consolidated financial statements, in addition to the routine audit of the 2002 financial statements. The 2001 and 2000 reaudits will not be completed by the required filing date of March 31, 2003.

      The reaudits have come about for two reasons: 1) the Company is a former client of Arthur Andersen LLP (the predecessor auditor), which has ceased operations, and 2) as a result of the actual or planned sale of certain subsidiaries, the Company will present certain businesses as discontinued operations, for all periods presented, in accordance with generally accepted accounting principles. The accounting for discontinued operations results in changes to the presentation of nearly all amounts in the prior years' financial statements, which were audited by the predecessor auditor. As a result of these circumstances, and our interpretation of Auditing Interpretation 508 of Statement of Auditing Standards No. 58, "Reports on Financial Statements," we have determined that full reaudits of the prior period financial statements are required.

                                     PART IV
                                OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification

   Amir Rosenthal                                       (203) 598-0397
--------------------------------------------------------------------------------
      (Name)                                          (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                               |X| Yes    |_| No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                               |X| Yes    |_| No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      The company reported in its Form 10-Q for the period ended September 30, 2002, a net loss of $34.9 million for the nine months ended September 30, 2002. The Company has incurred additional losses in the fourth quarter of 2002, due principally to various restructuring and impairment charges. However, a reasonable estimate of results for the full year cannot be made as the audit process is ongoing. The Company reported in its Form 10-K for the year ended December 31, 2001, a net loss of $63.3 million for the year ended December 31, 2001.


                              Katy Industries, Inc.
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter) has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  March 31, 2003                                By: /s/Amir Rosenthal
                                                         -----------------------
                                                         Chief Financial Officer